Allspring Funds Management, LLC
1415 Vantage Park Drive, 3rd Floor
Charlotte, North Carolina 28203

August 26, 2026

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of Registration Statement on Form N-14

Accession Number:

0001081400-26-000403 (File No. 333-298519)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Allspring Funds Trust (the “Registrant”) respectfully requests withdrawal of the Registration Statement on Form N-14 (File No. 333-298519), together with all exhibits thereto, as filed with the Commission on August 24, 2026 (Accession No. 0001081400-26-000403). The N-14 related to the acquisition of the assets of:

•	Allspring Innovation Fund, a series of the Trust, by and in exchange for shares of Allspring Mid Cap Growth Fund, a series of the Trust.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the N-14.

The Registrant is requesting the withdrawal of the N-14 as the facing page of the filing did not include disclosure pursuant to Rule 488. The Registrant completed a new filing relating to this reorganization that includes language referencing the Registrant’s intention to file pursuant to Rule 488 on August 25, 2026 (Accession No. 0001081400-26-000407). The Registrant believes that withdrawal of the N-14 filed on August 24th is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of such N-14. This filing relates solely to such N-14, no information contained herein is intended to amend, supersede, or affect any other filings relating to the Registrant.

Should you have any questions or comments, please contact me at (857) 990-1101.

Very truly yours,
\s\ Maureen E. Towle
Maureen E. Towle